EXHIBIT 4.2

FIRST AMENDMENT TO THE

STEC, INC. 2010 INCENTIVE AWARD PLAN

This First Amendment (“First Amendment”) to the STEC, Inc. 2010 Incentive Award Plan (the “Plan”), is adopted by the Board of Directors (the “Board”) of STEC, Inc., a California corporation (the “Company”), effective as of March 14, 2011. Capitalized terms used in this First Amendment and not otherwise defined shall have the same meanings assigned to them in the Plan.

RECITALS

A.	The Company currently maintains the Plan, originally adopted on March 26, 2010.

B.	Pursuant to Section 13.1 of the Plan, the Board has the authority to amend the Plan to increase the Share Limit, subject to approval by the stockholders of the Company within twelve (12) months of such action.

C.	The Board believes it to be in the best interest of the Company and its stockholders to amend the Plan to increase the Share Limit.

AMENDMENT

1.	Subject to the timely approval by the stockholders of the Company, Section 3.1(a) of the Plan is hereby amended and restated in its entirety to read as follows:

“Subject to Section 13.2 and Section 3.1(b), the aggregate number of Shares which may be issued or transferred pursuant to Awards under the Plan is 6,600,000 (the “Share Limit”); provided, however, that such aggregate number of Shares available for issuance under the Plan shall be reduced by 1.32 shares for each Share delivered in settlement of any Full Value Award.”

This First Amendment shall be and hereby is incorporated in and forms a part of the Plan. Except as expressly provided herein, all terms and conditions of the Plan shall remain in full force and effect.

IN WITNESS WHEREOF, the Board has caused this First Amendment to be executed by a duly authorized officer of the Company as of March 14, 2011.

STEC, Inc.

By:	/s/ Robert M. Saman
Robert M. Saman
General Counsel